UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August 2019

Commission File Number:  001-10691

DIAGEO plc
(Translation of registrant’s name into English)

Lakeside Drive, Park Royal, London NW10 7HQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X                                                                  Form 40-F

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

List identifying information required to be furnished
by Diageo plc pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act 1934
(1 – 31 August 2019)

Information Public Announcements/Press	Required by/when The Stock Exchange, London

Announcement Diageo plc return of capital programme (01 August 2019)	Announcement Total Voting Rights (01 August 2019)
Announcement Transaction in Own Shares (01 August 2019)	Announcement Transaction in Own Shares (02 August 2019)
Announcement Publication of 2019 Annual Report and 20-F (05 August 2019)	Announcement Transaction in Own Shares (05 August 2019)
Announcement Transaction in Own Shares (06 August 2019)	Announcement Transaction in Own Shares (07 August 2019)
Announcement Transaction in Own Shares (08 August 2019)	Announcement Notice of Annual General Meeting 2019 (09 August 2019)
Announcement Transaction in Own Shares (09 August 2019)	Announcement Director/PDMR Shareholding (12 August 2019)
Announcement Director/PDMR Shareholding (12 August 2019)	Announcement Transaction in Own Shares (12 August 2019)
Announcement Transaction in Own Shares (13 August 2019)	Announcement Transaction in Own Shares (14 August 2019)
Announcement Transaction in Own Shares (15 August 2019)	Announcement Transaction in Own Shares (16 August 2019)
Announcement Transaction in Own Shares (19 August 2019)	Announcement Transaction in Own Shares (20 August 2019)
Announcement Transaction in Own Shares (21 August 2019)	Announcement Transaction in Own Shares (22 August 2019)
Announcement Transaction in Own Shares (23 August 2019)	Announcement Transaction in Own Shares (27 August 2019)
Announcement Publication of a Prospectus (28 August 2019)	Announcement Transaction in Own Shares (28 August 2019)
Announcement Transaction in Own Shares (29 August 2019)	Announcement Transaction in Own Shares (30 August 2019)

Diageo PLC – Diageo plc return of capital programme
Dated 01 August 2019

1 August 2019

Diageo plc return of capital programme

On 25 July 2019, the Board of Diageo plc approved a return of capital programme to return up to £4.5 billion to shareholders over the next three years ("the ROC Programme").

Diageo today announces that it has entered into a non-discretionary agreement with UBS AG London Branch ("UBS") to execute the first phase of the ROC Programme to enable the company to buy back shares. This agreement will commence 1 August 2019 and is expected to end no later than 31 January 2020 and will be for a value of up to £1.25 billion. Further execution phases of the ROC programme will be announced in due course.

UBS will make its trading decisions in relation to the company's securities independently of, and uninfluenced by, the company. Any repurchase of shares by Diageo contemplated by this announcement will be carried out on the London Stock Exchange and/or other recognised investment exchange(s).

The purpose of the buybacks is to reduce the share capital of Diageo plc.  All shares repurchased will be cancelled.

The buybacks will be affected within certain pre-set parameters and in accordance with Diageo's general authority to repurchase shares, and will be conducted within the parameters prescribed by the Market Abuse Regulation 596/2014, the Commission Delegated Regulation (EU) 2016/1052 and, in the case of Diageo plc, Chapter 12 of the Listing Rules.

The above share buyback programme of up to £1.25 billion will fall within the maximum number of shares that may be repurchased pursuant to Diageo's existing general authority from shareholders to repurchase shares of 246,118,306 shares granted at its 2018 annual general meeting.  A renewed general authority to repurchase shares up to a maximum of 237,177,623 shares will be sought at Diageo's forthcoming 2019 annual general meeting.

ENDS

For further information

Media relations

Jessica Rouleau

+44 (0) 7925 642 561

press@diageo.com

Investor relations

Andy Ryan

+44 (0) 208 978 6504

investor.relations@diageo.com

About Diageo

Diageo is a global leader in beverage alcohol with an outstanding collection of brands including Johnnie Walker, Crown Royal, JeB, Buchanan's and Windsor whiskies, Smirnoff, Cîroc and Ketel One vodkas, Captain Morgan, Baileys, Don Julio, Tanqueray and Guinness.

Diageo is a global company, and our products are sold in more than 180 countries around the world. The company is listed on both the London Stock Exchange (DGE) and the New York Stock Exchange (DEO). For more information about Diageo, our people, our brands, and performance, visit us at www.diageo.com. Visit Diageo's global responsible drinking resource, www.DRINKiQ.com for information, initiatives, and ways to share best practice.

Celebrating life, every day, everywhere.

Diageo PLC – Total Voting Rights
Dated 01 August 2019

Diageo plc
LEI: 213800ZVIELEA55JMJ32

Total Voting Rights and Capital

In conformity with Paragraph 5.6.1R of the Disclosure Guidelines and Transparency Rules and Article 15 of the Transparency Directive, Diageo plc (the "Company") would like to notify the market of the following:

The Company's issued capital as at 31 July 2019 consisted of 2,600,672,150 Ordinary Shares of 28 101/108 pence each ("Ordinary Shares"), with voting rights. 228,827,370 Ordinary Shares were held in Treasury, in respect of which, voting rights were not exercised.

Therefore, the total number of voting rights in the Company was 2,371,844,780 and this figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidelines and Transparency Rules.

James Edmunds
Deputy Company Secretary

1 August 2019

Diageo PLC – Transaction in Own Shares
Dated 01 August 2019

Diageo plc
Transaction in Own Shares
1 August 2019

Diageo plc ('Diageo') announces today that it has purchased 310,200 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from UBS AG London Branch as follows. Such purchase was effected pursuant to instructions issued by Diageo on 31st July 2019, as announced on 1st August 2019:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
August 01, 2019	310,000	3,531.50	3,454.00	3,502.83	LSE
August 01, 2019	100	3,526.50	3,524.50	3,525.68	CHIX
August 01, 2019	100	3,530.00	3,526.00	3,527.64	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 02 August 2019

Diageo plc
Transaction in Own Shares
2 August 2019

Diageo plc ('Diageo') announces today that it has purchased 365,283 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from UBS AG London Branch as follows. Such purchase was effected pursuant to instructions issued by Diageo on 31st July 2019, as announced on 1st August 2019:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
02 August 2019	365,283	3,536.50	3,444.00	3,468.81	LSE
02 August 2019	0	0.00	0.00	0.00	CHIX
02 August 2019	0	0.00	0.00	0.00	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement. http://www.rns-pdf.londonstockexchange.com/rns/8128H_1-2019-8-2.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Publication of 2019 Annual Report and 20-F
Dated 05 August 2019

Diageo plc
LEI: 213800ZVIELEA55JMJ32

Publication of 2019 Annual Report and 20-F

Following the release by Diageo plc (the "Company") on 25 July 2019 of the Company's preliminary results for the year ended 30 June 2019, the following documents have today been issued:

●  Annual Report for the year ended 30 June 2019; and
●  Annual Report for the year ended 30 June 2019 on Form 20-F which has been filed with the United States Securities and Exchange Commission.

The documents are available to view on the Company's website at www.diageo.com and copies of the Annual Report for the year ended 30 June 2019 has been submitted to the National Storage Mechanism and will shortly be available for inspection at http://www.morningstar.co.uk/uk/NSM.

The Annual Report for the year ended 30 June 2019, together with the Notice of Annual General Meeting 2019 and Form of Proxy/Letter of Direction for the Annual General Meeting will be made available to shareholders on 9 August 2019.

James Edmunds
Deputy Company Secretary

5 August 2019

Diageo PLC – Transaction in Own Shares
Dated 05 August 2019

Diageo plc
Transaction in Own Shares
5 August 2019

Diageo plc ('Diageo') announces today that it has purchased 325,000 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from UBS AG London Branch as follows. Such purchase was effected pursuant to instructions issued by Diageo on 31st July 2019, as announced on 1st August 2019:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
05 August 2019	275,000	3,460.50	3,380.00	3,405.27	LSE
05 August 2019	25,000	3,456.50	3,381.00	3,407.13	CHIX
05 August 2019	25,000	3,456.00	3,382.00	3,407.25	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement. http://www.rns-pdf.londonstockexchange.com/rns/9691H_1-2019-8-5.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 06 August 2019

Diageo plc
Transaction in Own Shares
6 August 2019

Diageo plc ('Diageo') announces today that it has purchased 360,000 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from UBS AG London Branch as follows. Such purchase was effected pursuant to instructions issued by Diageo on 31st July 2019, as announced on 1st August 2019:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
06 August 2019	320,000	3,390.50	3,345.50	3,366.08	LSE
06 August 2019	20,000	3,386.50	3,350.00	3,368.86	CHIX
06 August 2019	20,000	3,388.00	3,349.50	3,368.97	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement. http://www.rns-pdf.londonstockexchange.com/rns/1528I_1-2019-8-6.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 07 August 2019

Diageo plc
Transaction in Own Shares
7 August 2019

Diageo plc ('Diageo') announces today that it has purchased 330,000 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from UBS AG London Branch as follows. Such purchase was effected pursuant to instructions issued by Diageo on 31st July 2019, as announced on 1st August 2019:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
07 August 2019	300,000	3,390.00	3,355.00	3,375.12	LSE
07 August 2019	15,000	3,384.50	3,354.00	3,374.19	CHIX
07 August 2019	15,000	3,386.50	3,355.50	3,374.23	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement. http://www.rns-pdf.londonstockexchange.com/rns/3128I_1-2019-8-7.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

 Diageo PLC – Transaction in Own Shares
 Dated 08 August 2019

Diageo plc
Transaction in Own Shares
8 August 2019

Diageo plc ('Diageo') announces today that it has purchased 341,870 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from UBS AG London Branch as follows. Such purchase was effected pursuant to instructions issued by Diageo on 31st July 2019, as announced on 1st August 2019:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
08 August 2019	295,007	3,348.00	3,309.50	3,329.48	LSE
08 August 2019	23,481	3,347.50	3,316.00	3,329.96	CHIX
08 August 2019	23,382	3,348.00	3,314.50	3,330.15	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement. http://www.rns-pdf.londonstockexchange.com/rns/4718I_1-2019-8-8.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

 Diageo PLC – Notice of Annual General Meeting 2019
 Dated 09 August 2019

Diageo plc
LEI: 213800ZVIELEA55JMJ32

Notice of Annual General Meeting 2019

The Company announces that it has today made available to shareholders the Notice of Annual General Meeting 2019 and the Form of Proxy/Letter of Direction for the Annual General Meeting.

The documents are available to view on the Company's website at www.diageo.com and copies have been submitted to the National Storage Mechanism and will shortly be available for inspection at www.morningstar.co.uk/uk/NSM.

The Company's 2019 Annual General Meeting will be held on Thursday, 19 September 2019 at 2.30pm at etc.venues St Paul's, 200 Aldersgate, London EC1A 4HD.

James Edmunds
Deputy Company Secretary

9 August 2019

 Diageo PLC – Transaction in Own Shares
 Dated 09 August 2019

Diageo plc
Transaction in Own Shares
9 August 2019

Diageo plc ('Diageo') announces today that it has purchased 238,490 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from UBS AG London Branch as follows. Such purchase was effected pursuant to instructions issued by Diageo on 31st July 2019, as announced on 1st August 2019:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
09 August 2019	238,490	3,402.50	3,356.00	3,384.00	LSE
09 August 2019	0	0.00	0.00	0.00	CHIX
09 August 2019	0	0.00	0.00	0.00	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.
http://www.rns-pdf.londonstockexchange.com/rns/6270I_1-2019-8-9.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

 Diageo PLC – Director/PDMR Shareholding
 Dated 12 August 2019

Diageo plc
LEI: 213800ZVIELEA55JMJ32

Director/PDMR Shareholding

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Javier Ferrán
2.	Reason for the notification
a)	Position / status	Chairman
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	Share purchase under arrangement with the Company
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£34.06825	243
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of transaction	2019-08-12
f)	Place of transaction	London Stock Exchange (XLON)

 Diageo PLC – Director/PDMR Shareholding
 Dated 12 August 2019

Diageo plc
LEI: 213800ZVIELEA55JMJ32

Director/PDMR Shareholding

On 12 August 2019, the following transactions took place in relation to the Diageo 2001 Share Incentive Plan:

1.   purchase of partnership shares using deductions from salary; and
2.   award of one matching share for every two partnership shares purchased.

The notifications below, which have been made in accordance with the requirement of the EU Market Abuse Regulation, provides further details.

James Edmunds
Deputy Company Secretary

12 August 2019

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Kathryn Mikells
2.	Reason for the notification
a)	Position / status	Chief Financial Officer
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	Purchase of partnership shares and award of matching shares under the Diageo 2001 Share Incentive Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£34.005	4 partnership shares
		Nil	2 matching shares
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of transaction	2019-08-12
f)	Place of transaction	London Stock Exchange (XLON)

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	David Cutter
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	Purchase of partnership shares and award of matching shares under the Diageo 2001 Share Incentive Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£34.005	4 partnership shares
		Nil	2 matching shares
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of transaction	2019-08-12
f)	Place of transaction	London Stock Exchange (XLON)

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Victoria Frame
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	Purchase of partnership shares and award of matching shares under the Diageo 2001 Share Incentive Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£34.005	5 partnership shares
		Nil	3 matching shares
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of transaction	2019-08-12
f)	Place of transaction	London Stock Exchange (XLON)

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Daniel Mobley
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	Purchase of partnership shares and award of matching shares under the Diageo 2001 Share Incentive Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£34.005	4 partnership shares
		Nil	2 matching shares
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of transaction	2019-08-12
f)	Place of transaction	London Stock Exchange (XLON)

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Siobhán Moriarty
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	Purchase of partnership shares and award of matching shares under the Diageo 2001 Share Incentive Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£34.005	4 partnership shares
		Nil	2 matching shares
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of transaction	2019-08-12
f)	Place of transaction	London Stock Exchange (XLON)

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Mairéad Nayager
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	Purchase of partnership shares and award of matching shares under the Diageo 2001 Share Incentive Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£34.005	4 partnership shares
		Nil	2 matching shares
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of transaction	2019-08-12
f)	Place of transaction	London Stock Exchange (XLON)

Diageo PLC – Transaction in Own Shares
Dated 12 August 2019

Diageo plc
Transaction in Own Shares
12 August 2019

Diageo plc ('Diageo') announces today that it has purchased 265,450 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from UBS AG London Branch as follows. Such purchase was effected pursuant to instructions issued by Diageo on 31st July 2019, as announced on 1st August 2019:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
12 August 2019	265,450	3,436.50	3,399.50	3,416.07	LSE
12 August 2019	0	0.00	0.00	0.00	CHIX
12 August 2019	0	0.00	0.00	0.00	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.
http://www.rns-pdf.londonstockexchange.com/rns/7848I_1-2019-8-12.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 13 August 2019

Diageo plc
Transaction in Own Shares
13 August 2019

Diageo plc ('Diageo') announces today that it has purchased 341,650 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from UBS AG London Branch as follows. Such purchase was effected pursuant to instructions issued by Diageo on 31st July 2019, as announced on 1st August 2019:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
13 August 2019	341,650	3,444.00	3,381.50	3,400.15	LSE
13 August 2019	0	0.00	0.00	0.00	CHIX
13 August 2019	0	0.00	0.00	0.00	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement. http://www.rns-pdf.londonstockexchange.com/rns/9320I_1-2019-8-13.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 14 August 2019

Diageo plc
Transaction in Own Shares
14 August 2019

Diageo plc ('Diageo') announces today that it has purchased 324,115 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from UBS AG London Branch as follows. Such purchase was effected pursuant to instructions issued by Diageo on 31st July 2019, as announced on 1st August 2019:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
14 August 2019	324,115	3,442.50	3,382.00	3,401.02	LSE
14 August 2019	0	0.00	0.00	0.00	CHIX
14 August 2019	0	0.00	0.00	0.00	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.
http://www.rns-pdf.londonstockexchange.com/rns/0978J_1-2019-8-14.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 15 August 2019

Diageo plc
Transaction in Own Shares
15 August 2019

Diageo plc ('Diageo') announces today that it has purchased 272,807 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from UBS AG London Branch as follows. Such purchase was effected pursuant to instructions issued by Diageo on 31st July 2019, as announced on 1st August 2019:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
15 August 2019	272,807	3,441.50	3,391.50	3,417.32	LSE
15 August 2019	0	0.00	0.00	0.00	CHIX
15 August 2019	0	0.00	0.00	0.00	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement. http://www.rns-pdf.londonstockexchange.com/rns/2445J_1-2019-8-15.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 16 August 2019

Diageo plc
Transaction in Own Shares
16 August 2019

Diageo plc ('Diageo') announces today that it has purchased 206,505 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from UBS AG London Branch as follows. Such purchase was effected pursuant to instructions issued by Diageo on 31st July 2019, as announced on 1st August 2019:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
16 August 2019	206,505	3,472.00	3,434.00	3,452.21	LSE
16 August 2019	0	0.00	0.00	0.00	CHIX
16 August 2019	0	0.00	0.00	0.00	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement. http://www.rns-pdf.londonstockexchange.com/rns/4009J_1-2019-8-16.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 19 August 2019

Diageo plc
Transaction in Own Shares
19 August 2019

Diageo plc ('Diageo') announces today that it has purchased 305,013 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from UBS AG London Branch as follows. Such purchase was effected pursuant to instructions issued by Diageo on 31st July 2019, as announced on 1st August 2019:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
19 August 2019	305,013	3,478.00	3,446.00	3,459.24	LSE
19 August 2019	0	0.00	0.00	0.00	CHIX
19 August 2019	0	0.00	0.00	0.00	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement. http://www.rns-pdf.londonstockexchange.com/rns/5465J_1-2019-8-19.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 20 August 2019

Diageo plc
Transaction in Own Shares
20 August 2019

Diageo plc ('Diageo') announces today that it has purchased 311,969 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from UBS AG London Branch as follows. Such purchase was effected pursuant to instructions issued by Diageo on 31st July 2019, as announced on 1st August 2019:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
20 August 2019	311,969	3,504.00	3,441.50	3,467.81	LSE
20 August 2019	0	0.00	0.00	0.00	CHIX
20 August 2019	0	0.00	0.00	0.00	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement. http://www.rns-pdf.londonstockexchange.com/rns/6900J_1-2019-8-20.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 21 August 2019

Diageo plc
Transaction in Own Shares
21 August 2019

Diageo plc ('Diageo') announces today that it has purchased 231,976 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from UBS AG London Branch as follows. Such purchase was effected pursuant to instructions issued by Diageo on 31st July 2019, as announced on 1st August 2019:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
21 August 2019	220,613	3,487.00	3,436.00	3,471.92	LSE
21 August 2019	11,363	3,455.00	3,438.00	3,450.08	CHIX
21 August 2019	0	0.00	0.00	0.00	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement. http://www.rns-pdf.londonstockexchange.com/rns/8355J_1-2019-8-21.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 22 August 2019

Diageo plc
Transaction in Own Shares
22 August 2019

Diageo plc ('Diageo') announces today that it has purchased 440,942 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from UBS AG London Branch as follows. Such purchase was effected pursuant to instructions issued by Diageo on 31st July 2019, as announced on 1st August 2019:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
22 August 2019	373,246	3,496.50	3,409.00	3,435.88	LSE
22 August 2019	48,123	3,489.50	3,409.00	3,427.99	CHIX
22 August 2019	19,573	3,490.00	3,410.50	3,442.26	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.
http://www.rns-pdf.londonstockexchange.com/rns/9887J_1-2019-8-22.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 23 August 2019

Diageo plc
Transaction in Own Shares
23 August 2019

Diageo plc ('Diageo') announces today that it has purchased 295,141 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from UBS AG London Branch as follows. Such purchase was effected pursuant to instructions issued by Diageo on 31st July 2019, as announced on 1st August 2019:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
23 August 2019	223,161	3,463.50	3,419.50	3,442.89	LSE
23 August 2019	71,980	3,452.00	3,419.50	3,432.65	CHIX
23 August 2019	0	0.00	0.00	0.00	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement. http://www.rns-pdf.londonstockexchange.com/rns/1312K_1-2019-8-23.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 27 August 2019

Diageo plc
Transaction in Own Shares
27 August 2019

Diageo plc ('Diageo') announces today that it has purchased 181,634 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from UBS AG London Branch as follows. Such purchase was effected pursuant to instructions issued by Diageo on 31st July 2019, as announced on 1st August 2019:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
27 August 2019	151,751	3,420.00	3,393.50	3,406.37	LSE
27 August 2019	13,124	3,410.00	3,397.50	3,404.54	CHIX
27 August 2019	16,759	3,419.50	3,396.00	3,407.11	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement. http://www.rns-pdf.londonstockexchange.com/rns/3209K_1-2019-8-27.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Publication of a Prospectus
Dated 28 August 2019

Diageo plc
LEI: 213800ZVIELEA55JMJ32

Diageo Finance plc
LEI: BPF79TJMIH3DK8XCKI50

28 August 2019

NOT FOR DISTRIBUTION OR TRANSMISSION, DIRECTLY OR INDIRECTLY, IN OR INTO THE UNITED STATES

PUBLICATION OF PROSPECTUS

Diageo plc and Diageo Finance plc announce that, as part of the annual renewal of their European debt issuance programme, the following prospectus was approved by the Financial Conduct Authority on 28 August 2019 (the "Prospectus") and is available for viewing:

Programme for the Issuance of Debt Instruments of Diageo plc, as Issuer and Guarantor and Diageo Finance plc, as Issuer.

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/4392K_1-2019-8-28.pdf

A copy of the Prospectus has been submitted to the National Storage Mechanism and will shortly be available for inspection at: http://www.morningstar.co.uk/uk/NSM

For further information, please contact:

Investor relations:	Andrew Ryan	+44 (0)208 978 6504
investor.relations@diageo.com

Media relations:	Greg Dawson	+44 (0)7568 131 101
press@diageo.com

DISCLAIMER - INTENDED ADDRESSEES

The Debt Instruments covered hereby have not been and will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act") and may not be offered or sold within the United States or to or for the account or benefit of U.S. persons (i) as part of their distribution at any time or (ii) otherwise until forty days after the completion of the distribution of the Tranche of Instruments of which such Instruments are a part, as determined and certified by the Dealer or Dealers named in the relevant prospectus, as the case may be, except in either case in accordance with Regulation S under the Securities Act. Terms used above have the meaning given to them by Regulation S.

Please note that the information contained in the Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus is not addressed. Prior to relying on the information contained in the Prospectus you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

About Diageo

Diageo is a global leader in beverage alcohol with an outstanding collection of brands including Johnnie Walker, Crown Royal, JeB, Buchanan's and Windsor whiskies, Smirnoff, Cîroc and Ketel One vodkas, Captain Morgan, Baileys, Don Julio, Tanqueray and Guinness.

Diageo is a global company, and our products are sold in more than 180 countries around the world. The company is listed on both the London Stock Exchange (DGE) and the New York Stock Exchange (DEO). For more information about Diageo, our people, our brands, and performance, visit us at www.diageo.com. Visit Diageo's global responsible drinking resource, www.DRINKiQ.com for information, initiatives, and ways to share best practice.

Celebrating life, every day, everywhere.

Diageo PLC – Transaction in Own Shares
Dated 28 August 2019

Diageo plc
Transaction in Own Shares
28 August 2019

Diageo plc ('Diageo') announces today that it has purchased 497,722 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from UBS AG London Branch as follows. Such purchase was effected pursuant to instructions issued by Diageo on 31st July 2019, as announced on 1st August 2019:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
28 August 2019	373,897	3,454.00	3,415.00	3,436.78	LSE
28 August 2019	57,757	3,445.00	3,418.00	3,430.85	CHIX
28 August 2019	66,068	3,452.50	3,417.50	3,436.02	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement. http://www.rns-pdf.londonstockexchange.com/rns/4673K_1-2019-8-28.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 29 August 2019

Diageo plc
Transaction in Own Shares
29 August 2019

Diageo plc ('Diageo') announces today that it has purchased 174,281 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from UBS AG London Branch as follows. Such purchase was effected pursuant to instructions issued by Diageo on 31st July 2019, as announced on 1st August 2019:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
29 August 2019	174,281	3,500.00	3,470.50	3,486.75	LSE
29 August 2019	0	0.00	0.00	0.00	CHIX
29 August 2019	0	0.00	0.00	0.00	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement. http://www.rns-pdf.londonstockexchange.com/rns/6230K_1-2019-8-29.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 30 August 2019

Diageo plc
Transaction in Own Shares
30 August 2019

Diageo plc ('Diageo') announces today that it has purchased 247,502 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from UBS AG London Branch as follows. Such purchase was effected pursuant to instructions issued by Diageo on 31st July 2019, as announced on 1st August 2019:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
30 August 2019	241,113	3,531.50	3,492.00	3,512.99	LSE
30 August 2019	3,409	3,508.00	3,493.50	3,499.99	CHIX
30 August 2019	2,980	3,506.00	3,494.00	3,499.64	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement. http://www.rns-pdf.londonstockexchange.com/rns/7926K_1-2019-8-30.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Diageo plc
(Registrant)

Date: 03 September 2019

By:___/s/ James Edmunds

James Edmunds
Deputy Company Secretary